Exhibit (d)(9)

PARTIAL RELEASE OF VOTING AGREEMENT

This Partial Release of Voting Agreement (“Agreement”) is entered into this 2nd day of November, 2011, by and between Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”), and Michael G. Carlton (the “Shareholder”).

WHEREAS, Piedmont and the Shareholder entered into a Voting Agreement, dated as of February 23, 2011 (the “Voting Agreement”), with respect to an investment by Piedmont in Crescent Financial Corporation (capitalized terms used herein and not otherwise defined shall have their respective meanings in the Voting Agreement); and

WHEREAS, Piedmont and the Shareholder each desires to release the Shareholder and the Covered Shares (the “Released Shares”) from Section 4.11 of the Voting Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the parties hereto agree as follows:

1. Piedmont and the Shareholder acknowledge and agree that the Shareholder and the Released Shares are hereby released from Section 4.11 of the Voting Agreement.

2. The parties acknowledge and agree that the partial release set forth in this Agreement shall be effective upon the execution of this Agreement. Except as expressly amended hereby, the Voting Agreement shall continue in full force and effect in accordance with its terms.

3. Binding Agreement. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the parties hereto and their respective successors and permitted assigns.

4. Third-Party Beneficiaries. Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any person, other than the parties hereto, and their respective successors or permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, it being intended that this Agreement and all the provisions hereof are for the sole and exclusive benefit of the parties hereto, and their respective successors and permitted assigns.

5. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of North Carolina applicable to agreements made and wholly performed in such State.

6. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY ACTION ARISING OUT OF MATTERS RELATED TO THIS AGREEMENT, WHICH WAIVER IS INFORMED AND VOLUNTARY.

7. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile will be effective as delivery of a manually executed counterpart of this Agreement.

8. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, that provision will be enforced to the maximum extent permissible so as to effect the intent of the parties hereto, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If necessary to effect the intent of the parties, the parties will negotiate in good faith to amend this Agreement to replace the unenforceable language with enforceable language which as closely as possible reflects such intent.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

By:	/s/ Scott Custer
	Name:	Scott Custer
	Title:	Chief Executive Officer

SHAREHOLDER

/s/ Michael G. Carlton
Michael G. Carlton

[Signature Page to Release of Voting Agreement]